October 27, 2009

Bryan Pitko

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Anesiva, Inc.
Revised Preliminary Proxy Statement Form PRER14A (Amendment No. 3)
Filed October 21, 2009
File No. 000-50573

Ladies and Gentlemen:

On behalf of Anesiva, Inc. (“Anesiva” or the “Company”), we are transmitting for filing Amendment No. 4 (the “Schedule 14A Amendment”) to the Company’s Preliminary Proxy Statement on Schedule 14A filed on August 11, 2009 (the “Initial Schedule 14A”), as amended by the Revised Preliminary Proxy Statement on Form PRER14A filed on September 17, 2009 (“Amendment No. 1”), the Revised Preliminary Proxy Statement on Form PRER14A filed on October 6, 2009 (“Amendment No. 2”) and the Revised Preliminary Proxy Statement on Form PRER14A filed on October 21, 2009 (“Amendment No. 3”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 23, 2009, with respect to the filing listed above (the “Comments”). For your convenience, we are sending a copy of this letter and the Schedule 14A Amendment in the traditional non-EDGAR format, including a version that is marked to show changes. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Form PRER14A

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.	Basis of Presentation. page 142

1.	Refer to your response to our comment 2 and pro forma adjustment (k). Please revise your purchase price disclosure and pro forma adjustment (k) to include the fair value of the Zingo assets which would result in the reduction of goodwill and not accumulated deficit.

In response to the Staff’s comment, the Company has revised the disclosure on pages 139 and 145 of the Schedule 14A Amendment.

2.	Pro Forma Adjustments, page 143

2.	Refer to your response to our comment 1. Please revise pro forma adjustment (h) to indicate this expense is specifically excluded from the pro forma statements of operations because it is non-recurring.

In response to the Staff’s comment, the Company has revised the disclosure on page 144 of the Schedule 14A Amendment.

3.	Refer to your response to our comment 4 and pro forma adjustment (j).

•

Please tell us why gain recognition is appropriate in acquisition accounting and the relevant literature you used to support your basis of accounting for the gain. Tell us what factors you considered in determining what a market participant would charge to assume these liabilities. In your response, please explain whether you intend to record a gain in your post-acquisition financial statements. If not, please revise your disclosure to clarify and move the credit side of pro forma adjustment (j) from accumulated deficit to additional paid-in capital to reflect the increase in consolidated equity resulting from debt forgiveness in conjunction with the acquisition.

In response to the Staff’s comment, the Company has revised the disclosure on pages 139 and 143 of the Schedule 14A Amendment.

In accordance with FAS 15, Accounting by Debtors and Creditors for Troubled Debt Restructuring, the Company respectfully advises the Staff that the Company plans to record the benefit from the reductions in the liabilities balances from the contractual amounts due to the negotiated balances prior to the closing of the merger. Accordingly, the unaudited pro forma balance sheet as of June 30, 2009 reflects the impact of the reductions in liability balances as adjustments to the accumulated deficit. As noted in a previous response, the Company’s management is negotiating with each of its creditors on an individual basis to reduce its total liabilities, including on-going litigation but excluding the public portion of the Rights Offering debt obligations, to $3.5 million as required in the closing conditions of this merger. The parties with whom the Company’s management is negotiating are all third parties with no equity interest in the Company. These third parties are receiving no additional consideration as part of their renegotiation. The Company plans to enter into settlement agreements with these creditors noting the agreed upon settlement amounts and requiring these creditors to waive all future claims. Furthermore, the Company’s management expects to complete the settlement of all amounts due to the Company’s creditors prior to the merger date such that in accordance with FAS 141R, the fair value of the assumed liabilities will be the balance as recorded in the Anesiva financial statements immediately prior to the merger. The Company’s management expects there to be no unresolved contingencies as of the merger date. The Company respectfully advises the Staff that the Company does not expect to record any gain or loss subsequent to the acquisition date because any gains will be recorded in Anesiva’s books and records prior to commencement of the merger; hence, the gain was accounted for as a non-recurring transaction that will not have a continuing impact on the pro forma condensed combined statement of operations in accordance with Rule 11-02(b)(6) of Regulation S-X.

•	Please revise your purchase price disclosure in Note 1 to include the fair value of the liabilities you are assuming from Anesiva.

In response to the Staff’s comment, the Company has revised the disclosure on pages 139, 142 and 143 of the Schedule 14A Amendment.

The Company respectfully advises the Staff that the Company has revised the pro forma combined accounts payable to include the $3.5 million of fair value liabilities held by Anesiva and the Arcion accounts payable of $497,000 on the pro forma condensed balance sheet to equal approximately $4.0 million.

The Company has revised its fair value of liabilities held by Anesiva and assumed by Arcion under the preliminary estimated purchase price table in Note 1 to include the $3.5 million of accounts payable and the $432,000 of debt obligations held by Anesiva to equal approximately $3.9 million. In addition, the Company has revised its net tangible assets (liabilities) assumed under the preliminary estimated purchase price table to be approximately ($2.0 million).

•

Please revise your disclosure throughout your filing to clarify the ramification if claims existing, but unasserted, at the acquisition date arise after the completion of your acquisition transaction. In this regard, are previous shareholders of Arcion or any other party indemnified for future claims in excess of the $3.5 million liability threshold?

In response to the Staff’s comment, the Company has revised the disclosure on pages Q-2, 11, 29, 91 and 144 of the Schedule 14A Amendment.

* * * *

In addition, Anesiva acknowledges:

•	Anesiva is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Anesiva may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 624-9600 if you have any questions or would like any additional information.

Sincerely,

/s/ John H. Tran
John H. Tran
Vice President, Finance and Chief Accounting Officer, Anesiva, Inc.

cc:	Michael L. Kranda, President and Chief Executive Officer, Anesiva, Inc.
Matthew B. Hemington, Cooley Godward Kronish, LLP